15047304

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52229

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Newcourt Securities, Ltd

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23 Waring Road
(No. and Street)

Pound Ridge	New York	10576
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter M. Lawrence - CEO (914) 764-1590
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street, Suite 1632	New York	New York	10107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

3/6/15

3/9/15

OATH OR AFFIRMATION

I, Peter M. Lawrence, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Newcourt Securities, Ltd. (Company), as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Peter M. Lawrence, CEO

Sworn and subscribed to before me this 15th day of February, 2015.

BRIDGET ABARO LAWRENCE
Notary Public, State of New York
No. 24-01AS 4695708
Qualified in Westchester County
Commission Expires 2/28/18

This report contains (check all applicable boxes):

		Report of Independent Registered Public Accounting Firm.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors. (not applicable).	
(x)		Notes to Financial Statements.	6-8
(x)	(g)	Computation of Net Capital	9
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (not applicable)	
( )	(j)	A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)	
(x)	(l)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.	
(x)	(o)	Review report on management's assertion letter regarding (k)(2)(ii) exemption.	10
(x)	(p)	Management's assertion letter regarding (k)(2)(ii) exemption.	11

STATEMENT OF FINANCIAL CONDITION

Hewitt Financial Services LLC
December 31, 2014
With Report of Independent Registered Public Accounting Firm

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Newcourt Securities, Ltd

We have audited the accompanying financial statements of Newcourt Securities, Ltd, (the "Company") (a New York corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Newcourt Securities, Ltd. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 25, 2015

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

Newcourt Securities, LTD
Balance Sheet
December, 31 2014

ASSETS	2014
Cash	$ 77,197
Clearing deposit	100,000
Prepaid expense	6,790
Property and equipment, net of accumulated depreciation	1,760
Total Assets	185,747

LIABILITIES AND TOTAL SHAREHOLDER'S EQUITY	
Accounts payable and accrued expenses	$ 10,187
Due to Clearing Broker	6,487
Total Liabilities	16,674
Contingencies	
Common stock	$ 1,000
Additional paid-in capital	241,816
Retained earnings	(73,743)
Total Shareholder's Equity	$ 169,073
Total Liabilities and Shareholder's Equity	185,747

See Independent Accountants' Report and Accompanying Notes

Newcourt Securities, LTD
Statement of Operations
For the Year Ending December, 31 2014

	2014
Revenues:	
Commissions	$ 26,663
Interest and Dividends	1
Total Revenues	$ 26,664
Costs and Expenses:	
Clearing Expenses	26,320
Software License	25,877
Travel and Auto Expense	1,931
Professional Fees	10,456
Telephone	8,663
Computer	1,677
Office	20,757
Depreciation	2,220
Regulatory Fees	2,505
Total Costs and Expenses	100,406
Net Income(Loss)	(73,743)

See Independent Accountants' Report and Accompanying Notes

Newcourt Securities, LTD
Statement of Cash Flows
For the Year Ending December, 31 2014

Cash Flows From Operating Activities:	
Net Income(Loss)	$ (73,743)
Depreciation	2,220
Adjustment to reconcile net income(loss) to net cash used by operating activities:	
(Increase)Decrease in prepaid expense	861
(Decrease)Increase in accounts payable and accrued expenses	(31,052)
(Increase)Decrease in due to Clearing Broker	6,487
Net Cash Used By Operating Activities	(95,227)
Cash Flows From Investing Activities:	
(Increase)Property and Equipment	(2,098)
Net Cash Provided By Investing Activities	(2,098)
Cash Flows From Financing Activities:	
Shareholder's distributions	
Shareholder's Capital Contribution	40,000
Net Cash (Used) by Financing Activities	40,000
Net (Decrease) Increase In Cash	(57,325)
Cash at beginning of the year	$ 134,522
Cash at end of the year	$ 77,197

See Independent Accountants' Report and Accompanying Notes

Newcourt Securities, LTD
Statement of Changes in Stockholders Equity
For the Year Ending December, 31 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2014	$ 1,000	$ 201,816	$ -	$ 202,816
Net Income(Loss)	-	-	(73,743)	(73,743)
Shareholder's Contributions	-	40,000	-	40,000
Balance, December 31, 2014	$ 1,000	$ 241,816	$ (73,743)	$ 169,073

See Independent Accountants' Report and Accompanying Notes

NEWCOURT SECURITIES, LTD
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

1. ORGANIZATION AND NATURE OF BUSINESS

Newcourt Securities, Ltd (Company) was formed November 24, 1999 in the State of New York as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has adopted December 31 as its year end.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to agreements between the Company and First Southwest Company (FSC), all securities transactions of the Company are cleared and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by FSC.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

The Company's financial statements are prepared using the accrual method of accounting. The transactions are recorded on a trade date basis, which is not materially different than recording transactions on a settlement date basis.

Receivable from Clearing Broker

Receivable from clearing broker consists of money due from the Company's clearing firm, First Southwest Company, for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2014.

Clearing Deposit

The Company is required and maintains a separate clearing deposit account at FSC with a cash balance of $100,000

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2014, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014 the Company had net capital of $160,523 which was $155,523 in excess of the FINRA minimum capital requirement.

4. INCOME TAXES

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for individual federal income taxes on his share of the Company's income, deductions, losses and credits.

5. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

6. SIPC RECONCILIATION REQUIREMENTS

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker- dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

7. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Balance Sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 25, 2015, which is the date the financial statements were available to be issued. Based upon this review, the company has determined that there were no events which took place that would have a material impact on its financial statements.

Newcourt Securities, LTD
Computation of Net Capital
Under Rule 15c3-1 of the Securities And Exchange Commission
December, 31 2014

	2014
Net Capital:	
Total stockholder's equity	169,073
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expense	(6,790)
Property and equipment, net of accumulated depreciation	(1,760)
Net capital before haircuts on securities positions	160,523
Haircuts on securities positions	-
Undue concentration	-
Net Capital	$ 160,523
Aggregate Indebtedness:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 16,674
Computation of Basic Net Capital Requirement:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 1,112
Minimum net capital required	$ 5,000
Excess net capital	$ 155,523
Net capital less greater of 10% of total AI or 120% of min. net capital	$ 154,523
Percentage of aggregate indebtedness to net capital is	10%

Reconciliation of net capital as originally reported to the above computation

Net Capital as reported on FOCUS Form X-17A-5 Part IIA (unaudited)	$ 159,925
Audit adjustments	598
Net capital as reported above	$ 160,523

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REVIEW REPORT ON MANAGEMENT'S ASSERTION LETTER

To the Board of Directors of
Newcourt Securities, Ltd.

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) Newcourt Securities, Ltd. (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that Newcourt Securities, Ltd met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 25, 2015

NEWCOURT SECURITIES, LTD.
Member FINRA/SIPC

23 Waring Road
Pound Ridge, NY 10576
(914) 764-1590
FAX (914) 764-1595

Assertions Regarding Exemption Provisions

We, as members of management of Newcourt Securities, Ltd ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the

Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2014 through December 31, 2014.

Newcourt Securities, Ltd

By: ______________________

Peter M Lawrence, President

February 15, 2015